UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 11)

Celanese AG

(Name of Subject Company (issuer))

Blackstone LR Associates (Cayman) IV Ltd.

Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) Ltd. 1
Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.
BCP Crystal Holdings Ltd. 2
BCP Luxembourg Holdings S.à r.l.
BCP Crystal Acquisition GmbH & Co. KG
(Names of Filing Persons (Offerors))

Ordinary Shares, no par value

(Title of Class of Securities)

D1497A101

(CUSIP Number of Class of Securities)

Chinh Chu

BCP Crystal Acquisition GmbH & Co. KG
c/o The Blackstone Group L.P.
345 Park Avenue
New York, New York 10154
(212) 583-5000

Copy to:

William R. Dougherty, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Calculation of Filing Fee

Transaction valuation* $1,985,891,917.92	Amount of filing fee** $251,612.51

*	Estimated for purposes of calculating the amount of the filing fee only. The calculation of the transaction valuation assumes the purchase of 49,321,468 ordinary shares, no par value per share, of Celanese AG, at a purchase price of EUR 32.50 per share in cash, converted into U.S. dollars at the noon buying rate as published by the Federal Reserve Bank of New York on January 29, 2004 of EUR 1 = $1.2389. Such number of shares represents the number of ordinary shares issued and outstanding as of September 30, 2003 and excludes shares held by Celanese AG in treasury, which Celanese AG has committed not to tender.

**	The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #7 for Fiscal Year 2004, is equal to .01267% of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$251,612.51
Form or Registration No.:	Schedule TO
Filing Party:	Blackstone LR Associates (Cayman) IV Ltd.
Blackstone Management Associates (Cayman) IV L.P.
Blackstone Capital Partners (Cayman) IV L.P.
Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.
BCP Luxembourg Holdings S.à r.l.
BCP Crystal Acquisition GmbH & Co. KG
Date Filed:	February 2, 2004

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

                  ☒ third-party tender offer subject to Rule 14d-1.

                  ☐ issuer tender offer subject to Rule 13e-4.
                  ☐ going-private transaction subject to Rule 13e-3.
                  ☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

     This Amendment No. 11 to Schedule TO amends and supplements the Schedule TO originally filed by Blackstone LR Associates (Cayman) IV Ltd., Blackstone Management Associates (Cayman) IV L.P., Blackstone Capital Partners (Cayman) IV L.P., Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd., BCP Luxembourg Holdings S.à r.l. and BCP Crystal Acquisition GmbH & Co. KG on February 2, 2004 (as it may be amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to the offer by BCP Crystal Acquisition GmbH & Co. KG, a German limited partnership (the “Bidder”), to purchase all of the issued and outstanding registered ordinary shares, no par value, of Celanese AG, a stock corporation organized under the laws of the Federal Republic of Germany, at a purchase price of EUR 32.50 per share in cash. The terms and conditions of the offer (as it may be amended or supplemented from time to time, the “Offer”) are described in the Offer Document, published February 2, 2004 (as it may be amended or supplemented from time to time, the “Offer Document”), a copy of which was originally filed as Exhibit (a)(1)(A) to the Schedule TO filed on February 2, 2004, and, where applicable, the related Letter of Transmittal and the instructions thereto, a copy of which was originally filed as Exhibit (a)(1)(B) to the Schedule TO filed on February 2, 2004. Except as otherwise indicated, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

ITEM 2.  SUBJECT COMPANY INFORMATION.

      Item 2(b) of the Schedule TO is hereby amended and supplemented by the following information:

      “According to Celanese AG’s public filings with the Securities and Exchange Commission, as of December 31, 2003, there were 49,321,468 Celanese Shares issued and outstanding (excluding treasury shares).”

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON.

      Items 3(a), (b) and (c) of the Schedule TO are hereby amended and supplemented by the following:

      (1) Section III.1, “Companies Involved — Description of the Bidder, the Acquisition Entities and Blackstone,” of the Offer Document is hereby amended by:

(A) adding the following to the fifth paragraph thereof:

“It is anticipated that, prior to the consummation of the Offer, BCP Luxembourg will be converted from a société à responsabilité limitée into a société en commandite par actions, an entity which, under Luxembourg law, is permitted to issue public debt.”;

(B) adding the following to the sixth paragraph thereof:

“After the publication of the Offer Document, Crystal Holdings formed BCP Crystal Holdings Ltd. 2 (“Crystal Holdings 2”), an exempted company organized under the laws of the Cayman Islands, with its registered office in George Town, Grand Cayman, Cayman Islands, and contributed all of the equity of BCP Luxembourg held by Crystal Holdings to Crystal Holdings 2. Crystal Holdings therefore holds 100% of the equity of Crystal Holdings 2, and Crystal Holdings 2 holds 100% of the equity of BCP Luxembourg. In accordance with Luxembourg law, a de minimis number of shares of BCP Luxembourg is held by two wholly-owned subsidiaries of Crystal Holdings 2. The directors of Crystal Holdings 2 are the same as those of Crystal Holdings.”;

(C) deleting the ninth paragraph thereof in its entirety and replacing it with the following paragraph:

“Blackstone LR, BMA, BCP IV, Blackstone Capital Partners (Cayman) Ltd. 1, Crystal Holdings, Crystal Holdings 2 and BCP Luxembourg are collectively referred to in this Offer Document as “Blackstone.”;

(D) deleting the tenth paragraph thereof and replacing it with the following:

“Each of the Bidder, BCP Acquisition, BCP Management, BCP Holdings, BCP Luxembourg, Crystal Holdings 2 and Crystal Holdings (collectively, the “Acquisition Entities”) as well as Blackstone Capital Partners (Cayman) Ltd. 1 and Blackstone Capital Partners (Cayman) Ltd. 2 was formed to effect the transactions described in this Offer Document and has not engaged in any activities other than those incident to its formation and such transactions. The principal business address of the Bidder, BCP Acquisition, BCP Management and BCP Holdings is Maybachstrasse 6, 70469 Stuttgart, Germany. The principal business address of BCP Luxembourg is 8-10, Rue Mathias Hardt, L-1717 Luxembourg, Grand Duchy of Luxembourg. The principal business address of Crystal Holdings 2, Crystal Holdings, Blackstone Capital Partners (Cayman) Ltd. 1 and Blackstone Capital Partners (Cayman) Ltd. 2 is c/o Walkers, P.O. Box 265 GT, Walker House, George Town, Grand Cayman, Cayman Islands.”; and

(E) deleting the word “and” immediately before clause (xii) of the last paragraph thereof and adding the following phrase at the end of such paragraph:

“and (xiii) BCP Crystal Holdings Ltd. 2, George Town, Grand Cayman, Cayman Islands.”

      (2) Section III.3(a), “Companies Involved — Interest of the Bidder in Celanese AG — General,” of the Offer Document is hereby amended by deleting the penultimate paragraph thereof in its entirety and replacing it with the following paragraph:

“Except as described in this Offer Document, there have been no contacts, negotiations or transactions within the past two years between Blackstone LR, BMA, BCP IV, Blackstone Capital Partners (Cayman) Ltd. 1, Crystal Holdings, Crystal Holdings 2, BCP Luxembourg or any of Crystal Holdings’ or BCP Luxembourg’s respective subsidiaries or, to the best knowledge of the Bidder and Blackstone, any of the persons listed in Schedule I hereto, on the one hand, and Celanese AG and/or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, takeover offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.”

      (3) Schedule I to the Offer Document is amended by:

(A) adding the following to the end of the first table thereof:

“Chinh Chu; Senior Managing Director, The Blackstone Group L.P.; and

(B) deleting the last sentence thereof and replacing it with the following sentence:

“The telephone number of the principal office of Blackstone LR, BMA, BCP IV, Blackstone Capital Partners (Cayman) Ltd. 1, Crystal Holdings and Crystal Holdings 2 is +345-949-0100”.

ITEM 4.  TERMS OF THE TRANSACTION

      Items 4(a)(1)(i)-(viii), (x) and (xii) of the Schedule TO are hereby amended and supplemented by the following:

      (1) Section V.3(a), “The Offer — Acceptance Period — Beginning and End of the Acceptance Period,” of the Offer Document is hereby amended by adding the following to the end thereof:

“As a result of the amendment to the Offer on March 12, 2004, set forth in Amendment No. 11 to the Schedule TO filed with the SEC on March 12, 2004 (the “Amendment”), the Acceptance Period has been extended until March 29, 2004 at 24.00h Central European Time/6:00 p.m. New York City time.”

      (2) Section V.3(b), “The Offer — Acceptance Period — Extension of the Acceptance Period,” of the Offer Document is hereby amended by inserting the following before the last paragraph thereof:

“Pursuant to § 21(6) of the Takeover Act, the Bidder may not further amend this Offer. Under German and U.S. securities laws, the Acceptance Period (and the time period to exercise withdrawal rights) can be further extended under certain limited circumstances, and pursuant to certain procedures, described in the Offer Document. However, neither the Acceptance Period nor the time period to exercise withdrawn rights can be further extended as a result of an additional amendment to the Offer, because under German law the conditions of this Offer can no longer be amended pursuant to Section 21 of the Takeover Act or be waived.”

      (3) Section V.3(c), “The Offer — Acceptance Period — Subsequent Acceptance Period,” of the Offer Document is hereby amended by deleting the last paragraph thereof it in its entirety and replacing it with the following:

“It is expected that the publication of the number of Celanese Shares tendered within the Acceptance Period will be made no later than five business days after the expiration of the Acceptance Period. The Bidder and Blackstone currently expect that this publication would occur on or about April 3, 2004. Assuming such publication occurs on April 3, 2004, the Subsequent Acceptance Period would, if (but only if) at the end of the Acceptance Period all conditions to this Offer as amended by the Amendment have been satisfied, commence on April 4, 2004 and end on April 19, 2004 at 24.00h Central European Time/6:00 p.m. New York City time. Payment of the Offer Price for Celanese Shares tendered during the Subsequent Acceptance Period will be made by the Bidder to the North American Depositary and Deutsche Bank AG in its capacity as the international settlement agent within three to seven business days after the expiration of the Subsequent Acceptance Period.”

      (4) Section V.4(a), “The Offer — Conditions – Conditions to the Offer,” of the Offer Document is hereby amended by deleting the text of subparagraph (iii) thereof in its entirety and replacing it with the following:

“At the end of the Acceptance Period, the number of Celanese Shares that have been validly tendered into this Offer and not withdrawn shall amount to at least 75% of the Celanese Shares outstanding at the end of the Acceptance Period, excluding Treasury Shares (i.e., those Celanese Shares held by Celanese AG, an entity controlled or majority-owned by Celanese AG or a third party acting on behalf of Celanese AG) (the “Minimum Acceptance Condition”).

As of December 31, 2003, which is the latest practicable date for which share capital information was made publicly available by Celanese AG, the registered share capital of Celanese AG was divided into 54,790,369 Celanese Shares. As of December 31, 2003, 5,468,901 of the Celanese Shares were held by Celanese AG, enterprises controlled or majority-owned by Celanese AG or parties acting for the account of Celanese AG as Treasury Shares. In addition, as of December 31, 2003, approximately 1.2 million Stock Options were outstanding under Celanese AG’s stock option plans. According to information provided by Celanese AG, however, none of these Stock Options are exercisable prior to July 8, 2004. As of March 12, 2004, the Bidder is not aware of any facts that would result in a significant change to these figures since December 31, 2003.

Based on this information and assuming that no options to acquire Celanese Shares can be exercised and that Celanese AG will, consistent with its commitment not to sell, transfer or tender Treasury Shares, not tender any Tendered Shares, the Minimum Acceptance Condition would be satisfied if 36,991,101 Celanese Shares were tendered. Based on the aggregate number of Celanese Shares outstanding as of December 31, 2003, this number of Celanese Shares would equal approximately 67.51% of the registered share capital of Celanese AG and put the Bidder in a position to exercise 75% or more of the voting rights conveyed by Celanese Shares since the voting rights conveyed by the Treasury Shares may not be exercised in the general meeting. The acquisition of such percentage of the voting rights is the purpose of this condition. In order to facilitate the determination whether the Minimum Acceptance Condition has been met, Celanese AG has agreed to provide to the Bidder at the end of the Acceptance Period a certificate of its management board as to the number of (A) total outstanding Celanese Shares, and (B) Treasury Shares, in each case as of the end of the Acceptance Period.”; and

(B) adding the following new paragraph to the end thereof:

“As of March 12, 2004, the conditions set forth in Section V.4(a)(i) and Section V.4(a)(ii) of this Offer document have been satisfied.”

      (5) Section V.4(c), “The Offer – Conditions – Waiver of Conditions,” of the Offer Document is hereby amended by adding the following sentence to the end thereof:

“Pursuant to § 21(6) of the Takeover Act, due to the changes made by the Amendment the Bidder may not further amend this Offer pursuant to § 21 of the Takeover Act during the two week extension of the Acceptance Period. Therefore, another amendment of the Offer pursuant to § 21 of the Takeover Act (besides the Amendment) is not possible. Unless all of the conditions described in the Offer Document, as amended by the Amendment, are satisfied at the time of the expiration of the Acceptance Period, this Offer will lapse and the Bidder will not be permitted to purchase any of the Celanese Shares tendered in this Offer.”

      (6) Section V.5(b)(v), “The Offer – Acceptance and Execution of the Offer; Procedures for Tendering Celanese Shares – Procedures Applicable to German Shares – Trading in Tendered Celanese Shares”, is hereby amended and supplemented by adding the following sentence to the end thereof:

“Due to the extension of the expiration of the Acceptance Period to March 29, 2004, the last trading day of the Tendered Celanese Shares will be March 26, 2004.”

ITEM 6.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS.

      Items 6(a) and (c)(1) through (7) of the Schedule TO are hereby amended and supplemented by the following:

      Section IV.2(h), “Background and Objective of the Offer — Intentions of the Bidder with Regard to Celanese AG — Other Plans,” of the Offer Document, is hereby amended and supplemented by adding the following paragraph as the first paragraph thereof:

“To the extent that the Bidder owns less than 95% of the registered share capital (excluding Treasury Shares) of Celanese AG following the consummation of the Offer, the Bidder and Blackstone intend to take such actions as they deem appropriate, depending upon various factors, for the purpose of acquiring 95% or more of such registered share capital with a view toward implementing a Squeeze-out. Such actions may include purchases of additional Celanese Shares from time to time on the open market at then-prevailing market prices, in negotiated transactions or otherwise. Since such purchases would be made by what would then be an affiliate of Celanese AG, such purchases could be subject to Section 13(e) of the Exchange Act and Rule 13e-3 thereunder unless the Celanese Shares were no longer registered under the Exchange Act at such time, or such transactions occurred within one year of the termination of the Offer in a manner substantially similar to that described herein and the consideration offered was at least equal to the consideration offered in this Offer. If the Bidder, persons acting in concert with the Bidder or their subsidiaries acquire, during a period of one year after the publication according to § 23(1) sentence 1 No. 2, Celanese Shares other than by purchase on a stock exchange and the value of the consideration promised or granted for such shares exceeds the value of the consideration offered in the Offer, the Bidder is obliged to pay to those shareholders who have accepted the Offer a sum in Euro equal to the difference between the two values (§ 31(5) sentence 1 of the Takeover Act). The foregoing does not apply to the acquisition of Celanese Shares in connection with a statutory obligation to grant compensation to shareholders of Celanese AG or to the acquisition of the entire assets and liabilities of Celanese AG or parts thereof by way of merger, corporate division (Spaltung) or Vermögensübertragung (special procedure to transfer an entire business by means of an assets transfer).”

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      Items 8(a) and (b) of the Schedule TO are hereby amended and supplemented by incorporating by reference Section III.3(a), “Companies Involved — Interest of the Bidder in Celanese AG — General,” of the Offer Document, as amended and supplemented in the manner described in Item 3 of this Amendment.

ITEM 11.  ADDITIONAL INFORMATION.

      Item 11(a)(1) is hereby amended and supplemented by incorporating by reference Section IV.2(h), “Background and Objective of the Offer — Intentions of the Bidder with Regard to Celanese AG — Other Plans,” of the Offer Document, as amended and supplemented in the manner described in Item 6 of this Amendment.

      Items 11(a)(2) and (a)(3) are hereby amended and supplemented by incorporating by reference Section V.4, “The Offer — Conditions,” of the Offer Document, as amended and supplemented in the manner described in Item 4 of this Amendment.

      Item 11(b) is hereby amended by incorporating by reference the publication of the amendments to the Offer Document made by the Bidder pursuant to the German Securities Acquisition and Takeover Act, attached as Exhibit (a)(5)(S) hereto.

ITEM 12. EXHIBITS.

      Item 12 of the Schedule TO is hereby amended and supplemented by adding the following thereto:

(a)(5)(R)	Text of publication made by the Bidder pursuant to § 23(1) of the German Securities Acquisition and Takeover Act on March 12, 2004.
(a)(5)(S)	Text of publication of the amendments to the Offer Document made by the Bidder pursuant to the German Securities Acquisition and Takeover Act. (English translation of publication made in German only).
(a)(5)(T)	Press release of the Bidder, dated March 12, 2004.

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 12, 2004

BLACKSTONE LR ASSOCIATES
(CAYMAN) IV LTD.

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BLACKSTONE MANAGEMENT ASSOCIATES
(CAYMAN) IV L.P.

By: Blackstone LR Associates (Cayman) IV Ltd., its
general partner

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BLACKSTONE CAPITAL PARTNERS
(CAYMAN) IV L.P.

By: Blackstone Management Associates
(Cayman) IV L.P., its general partner

By: Blackstone LR Associates (Cayman) IV Ltd.,
its general partner

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BLACKSTONE CAPITAL PARTNERS
(CAYMAN) LTD. 1

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BLACKSTONE CRYSTAL HOLDINGS CAPITAL PARTNERS (CAYMAN) IV LTD.

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BCP LUXEMBOURG HOLDINGS S.À R.L.

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BCP CRYSTAL ACQUISITION GMBH & CO. KG

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

BCP CRYSTAL HOLDINGS LTD. 2

By:	/s/ CHINH CHU

Name: Chinh Chu
Title: Authorized Person

EXHIBIT INDEX

Exhibit
No.	Description

(a)(5)(R)	Text of publication made by the Bidder pursuant to § 23(1) of the German Securities Acquisition and Takeover Act on March 12, 2004.
(a)(5)(S)	Text of publication of the amendments to the Offer Document made by the Bidder pursuant to the German Securities Acquisition and Takeover Act. (English translation of publication made in German only).
(a)(5)(T)	Press release of the Bidder, dated March 12, 2004.